Exhibit 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

September 28, 2015

An Open Letter to SPIL Shareholders from ASE

To the Honorable Shareholders of Siliconware Precision Industries Co., Ltd.:

We would like to report the successful results of our tender offer (the “Tender Offer”) for the common shares (the “Common Shares”) and the American depositary shares (the “ADSs”) of Siliconware Precision Industries Co., Ltd. (“SPIL”). Our Tender Offer was well oversubscribed, and we express our sincere gratitude for the support we received from those of you who supported our Tender Offer. The number of Common Shares (including those represented by ADSs) validly tendered and not withdrawn in our Tender Offer was 1,147,898,165 (representing 36.83% of the issued and outstanding share capital of SPIL), a number which significantly exceeded the offer cap of 779,000,000 Common Shares (representing approximately 24.99% of the issued and outstanding share capital of SPIL). The results of our Tender Offer provide a market view affirming that our price of NT$45.00 per Common Share was a fair one, and it also affirms our strong belief that the market sees the compelling rationale for our investment and the future collaboration between SPIL and ASE, in a manner consistent with all applicable laws and taking into account the rights and interests of SPIL’s shareholders and employees.

Unfortunately, shortly after we commenced our Tender Offer on August 24, 2015, SPIL announced on August 28, 2015 that it planned to form a strategic alliance with Hon Hai Precision Industry Co., Ltd. (“Hon Hai”) by issuing Hon Hai new Common Shares through a share exchange (the “Hon Hai Share Exchange”) and called an extraordinary shareholders’ meeting for October 15, 2015 (“EGM”) to discuss (i) the proposed amendments to SPIL’s Articles of Incorporation (e.g., the increase in SPIL’s authorized share capital) (the “AOIs Amendment”) and (ii) the proposed amendments to SPIL’s Procedures for Acquisition and Disposal of Assets (the “ Acquisition and Disposition Procedures Amendment”). As a shareholder of SPIL, we believe that the Hon Hai Share Exchange, proposed by SPIL’s management team, is detrimental to the rights and interests of SPIL shareholders, and we have already expressed our strong objection to SPIL’s management team. We respectfully list out the reasons why we object to the Hon Hai Share Exchange below for your consideration:

First, the implied price of SPIL’s shares to be issued in the Hon Hai Share Exchange (if calculated based on Hon Hai pre-dividend share price NT$88.60 on August 28, 2015, the date on which SPIL first announced the proposed Hon Hai Share Exchange), is approximately NT$37.86 per SPIL share (ex-dividend); or, if calculated based on Hon Hai ex-dividend share price NT$83.90 on September 3, 2015, the implied price is NT$35.85 per SPIL share. This implied price of SPIL’s shares to be issued in the Hon Hai Share Exchange is not only below our Tender Offer price (NT$45.00 per SPIL share), but also significantly below the bottom end of the value range (NT$48.91 to NT$60.58) determined by SPIL’s independent appraiser, engaged by SPIL’s Board of Directors and Independent Review Committee, in a fairness report issued on August 28, 2015. It was also below the SPIL’s share price on the date which SPIL first announced the proposed Hon Hai Share Exchange (NT$39.50). We believe that the fairness of the implied price of SPIL shares under the Hon Hai Share Exchange is highly questionable.

Second, SPIL announced on August 28, 2015 that it planned to, in an extremely dilutive manner to shareholders, increase its authorized share capital to allow for the issuance of 840,600,000 shares to Hon Hai for the Hon Hai Share Exchange. However, to the market’s surprise, SPIL suddenly announced on September 25, 2015 that the proposed increase in its share capital is not capped at the amount required for the Hon Hai Share Exchange, but, to the contrary, at a total amount of NT$14 billion. If the shareholders approve the AOIs Amendment at the EGM, SPIL’s Board of Directors may issue new shares in the amount of 1,883,638,861 shares. SPIL’s Board of Directors may, without seeking approval from the shareholders’ meeting, after deducting approximately 245,756,750 shares reserved for the conversion of SPIL’s convertible bonds issued in 2014 (“ECB”) and the 840,600,000 shares to be issued under the Hon Hai Share Exchange (representing 26.97% of the issued and outstanding share capital of SPIL),  issue up to a further approximately 797,282,111 new shares (representing approximately 25.58% of the issued and outstanding share capital of SPIL). These additional shares would account for approximately 52.56% of the issued and outstanding share capital of SPIL. Assuming that the shares reserved for the conversion for the ECB will not be converted, and SPIL’s Board of Directors decided to issue new shares up to the proposed authorized share capital cap, then the dilution effect described above will be further increased to 60.44%.

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In addition, if the Acquisition and Disposition Procedures Amendment is approved by shareholders at the EGM, the cap for SPIL to invest in a single security will increase from 20% of SPIL’s net worth to 60%, which is an amount that far exceeds the amount it needs to issue 840,600,000 new shares to Hon Hai under the Hon Hai Share Exchange. As a result, SPIL’s Board of Directors may also implement other dilutive acts similar to the Hon Hai Share Exchange to further significantly dilute all SPIL shareholders. This will also seriously jeopardize the foundation and opportunity for ASE to seek legal avenues of cooperation with SPIL in the future.

Third, in contrast to our Tender Offer, the Hon Hai Share Exchange brought no cash to SPIL or SPIL shareholders. Instead, it allows Hon Hai to become SPIL’s largest shareholder through SPIL’s issuance of new shares amounting to approximately 21.24% of its share capital. The Hon Hai Share Exchange, if consummated, will be dilutive to ALL SPIL shareholders. It is questionable whether the ratio for the Hon Hai Share Exchange is in the best interests of SPIL, or is consistent with the general principle of “proportionality”. As a matter of fact, in practice, there are various ways for companies to enter into strategic alliances with each other. It is inappropriate for SPIL to issue a large number of new shares at a deep discount, thereby diluting all of its shareholders for the purpose of entering into a strategic alliance.

Fourth, shortly after entering into a non-binding letter of intent, SPIL chose a meeting date of October 15 for the EGM, and selected a record date of September 15. The purpose of this approach was to disenfranchise ASE, which will not be able to vote its 24.99% stake in SPIL against the AOIs Amendment which seeks to dramatically increase SPIL’s authorized share capital and in turn materially and adversely affect ASE’s right as a SPIL shareholder. As such, it is evident that SPIL’s Board of Directors has failed to take into account the rights and interest of its shareholders when it evaluated the legality, necessity and appropriateness of the Hon Hai Share Exchange.

Fifth, if SPIL really believes that the Hon Hai Share Exchange is good for its shareholders, why has it not fully disclosed the Strategic Alliance and Share Exchange Agreement, to comply with United States disclosure rules and to allow all shareholders to fully understand the content of the Strategic Alliance and Share Exchange Agreement so that they can be fully informed when exercising their voting rights at the EGM?

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Under the applicable laws and regulations in Taiwan, every shareholder who is a holder of record of SPIL shares on September 15, 2015 (regardless of whether the shares had been tendered in our Tender Offer on or after September 15, 2015, or had been subsequently sold in open market after September 15, 2015) has the right to vote at SPIL’s EGM. As a major shareholder of SPIL, we believe the interests and rights of all SPIL shareholders should always be the top priority of SPIL’s management. Although we are unable to participate in the EGM, however, if you held SPIL’s shares on September 15, 2015, we urge you to consider the reasons listed above, attend the EGM to exercise your shareholder rights and vote “AGAINST” the “AOIs Amendment” (to approve the increase in authorized share capital) and the “Acquisition and Disposition Procedures Amendment”.

Wishing all SPIL shareholders good health and all the best,

Advanced Semiconductor Engineering, Inc.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

IR Contact:

Iris Wu, Manager

irissh_wu@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

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